UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Guardion Health Sciences, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

40145Q 104
(CUSIP Number)

September 29, 2017
(Date of Event Which Requires Filing of the Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40145Q 104	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tamara Evans
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,050,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,050,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,050,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 40145Q 104	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

 The class of equity security to which this statement relates is the Common Stock, $.001 par value, of Guardion Health Sciences, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 15150 Avenue of Science, Suite 200, San Diego, California 92128.

Item 2.  Identity and Background.

(a) – (c), (f) This statement is being filed by Tamara Evans, majority shareholder of VectorVision, Inc., with her business address at 4141 Jutland Drive, Suite 215, San Diego, CA 92117. Mrs. Evans is a founder and majority shareholder of VectorVision, Inc., which is now a wholly owned subsidiary of the Issuer. Mrs. Evans is a citizen of the United States.

(d) – (e) During the last five years, Mrs. Evans has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

VectorVision, Inc., an Ohio corporation, was issued 3,050,000 of Common Stock of the Issuer on September 29, 2017 in exchange for the acquisition by the Issuer of substantially all of the assets and liabilities of VectorVision, Inc. Mrs. Evans owns 72% of the issued and outstanding shares of VectorVision, Inc. and her husband, David W. Evans, owns 28% of the issued and outstanding shares of VectorVision, Inc.

Item 4.  Purpose of Transaction.

(a)  The purpose of the issuances of Common Stock to VectorVision, Inc. was for the Issuer to acquire substantially all of the assets and liabilities of VectorVision, Inc.

Item 5.  Interest in Securities of the Issuer.

 Under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, Mrs. Evans holds 3,050,000 shares of Common Stock of the Issuer indirectly through VectorVision, Inc. for which she is a majority shareholder.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 The information set forth in Items 1, 2, 3, and 4 above is incorporated herein by this reference.

Item 7.  Material to Be Filed as Exhibits. None.

CUSIP No. 40145Q 104	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 6, 2017

By:	/s/ Vincent J. Roth as attorney-in-fact for Tamara Evans

Name:	Tamara Evans

Title:	As an individual